                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.4)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                               TBK Partners, L.P.

                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                        INDEPENDENT INSURANCE GROUP, INC.
                                (Name of Issuer)


               Non-Voting Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    453838201
                                 (CUSIP Number)




                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                November 30, 1995
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 453838201                                        Page     of     Pages
          ---------                                             ---    ---

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tweedy, Browne Company L.P. ("TBC")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           00

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      / /
      TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER TBC has sole voting power with
                           respect to 558,063 shares held in certain TBC
                           accounts (as hereinafter defined). Additionally,
                           certain of the general partners of TBC may be deemed
                           to have sole power to vote certain shares as more
                           fully set forth herein.
         NUMBER OF     ---------------------------------------------------------
          SHARES        8  SHARED VOTING POWER
       BENEFICIALLY        0 shares
         OWNED BY
           EACH        ---------------------------------------------------------
         REPORTING      9  SOLE DISPOSITIVE POWER 0 shares, except that certain
          PERSON           of the general partners of TBC may be deemed to have
           WITH            sole power to dispose of certain shares as more fully
                           set forth herin.
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           637,055 shares held in accounts of TBC (as
                           hereinafter defined).
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      637,055 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.56%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN,BD & IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-SS) 2 OF 7

                                  SCHEDULE 13D


CUSIP No. 453838201                                        Page     of     Pages
          ---------                                             ---    ---

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TBK Partners, L.P. ("TBK")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           WC and BK

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      / /
      TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER 52,460 shares, except that the
                           general partners in TBK, solely by reason of their
                           positions as such, may be deemed to have shared power
                           to vote these shares.
         NUMBER OF     ---------------------------------------------------------
          SHARES        8  SHARED VOTING POWER
       BENEFICIALLY        0 shares
         OWNED BY
           EACH        ---------------------------------------------------------
         REPORTING      9  SOLE DISPOSITIVE POWER
          PERSON           52,460 shares, except that the general partners in
           WITH            TBK, soley by reason of their positions as such, may
                           be deemed to have shared power to vote these shares.
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      52,460 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.70%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-SS) 2 OF 7

                                  SCHEDULE 13D


CUSIP No. 453838201                                        Page     of     Pages
          ---------                                             ---    ---

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vanderbilt Partners, L.P. ("Vanderbuilt")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           WC and BK

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      / /
      TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER 19,000 shares, except that the
                           general partners in TBK, soley by reason of their
                           positions as such, may be deemed to have shared
                           power to vote these shares.
         NUMBER OF     ---------------------------------------------------------
          SHARES        8  SHARED VOTING POWER
       BENEFICIALLY        0 shares
         OWNED BY
           EACH        ---------------------------------------------------------
         REPORTING      9  SOLE DISPOSITIVE POWER
          PERSON           19,000 shares, except that the general partners in
           WITH            TBK, soley by reason of their positions as such, may
                           be deemed to have shared power to vote these shares.
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,000 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.26%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-SS) 2 OF 7

PRELIMINARY NOTE

       This joint Amendment is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company L.P. ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Non-Voting Common Stock of Independent Insurance Group, Inc. However, the filing of this joint Amendment should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

       Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC, TBK and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Non-Voting Common Stock of Independent Insurance Group, Inc. TBC and TBK filed a Statement on Schedule 13D, dated as of November 19, 1990, which was amended (i) by TBC and TBK on September 23, 1991, which was also an original Statement on Schedule 13D filed by Vanderbilt Partners, L.P; (ii) by TBC, TBK and Vanderbilt on January 7, 1993; and (iii) by TBC, TBK and Vanderbilt on May 25, 1993. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this joint Amendment also includes an amended and restated composite of all paper filings to date made by TBC, TBK and Vanderbilt, respectively, on Schedule 13D with respect to Independent Insurance Group, Inc.

ITEM 1.  SECURITY AND ISSUER

       This Schedule 13D relates to the Non-Voting Common Stock, $1.00 par value (the "Non-Voting Common Stock"), of Independent Insurance Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Florida, with its principal executive offices located at One Independent Drive, Jacksonville, Florida 32276.

ITEM 2. IDENTITY AND BACKGROUND

       (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

       This Schedule 13D contains information regarding shares of Non-Voting Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

       The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of TBC and Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as such, the general partners of TBK may be deemed to control TBK and the general partners of TBC and Vanderbilt may be deemed to control TBC and Vanderbilt, respectively.

       (b) The business address of each of TBC, TBK, Vanderbilt and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

       (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

       TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

       Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

       The present principal occupation of each of the General Partners is serving as such for TBC, TBK and Vanderbilt. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

       (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

       (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

       (f) Each of TBC, TBK and Vanderbilt is a Delaware limited partnership. Each of the General Partners and Thomas P. Knapp is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

       As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 637,055 shares of Non-Voting Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $9,979,383.

       The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Non-Voting Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

       As of the date hereof, TBK beneficially owns directly 52,460 shares of Non-Voting Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. (TBK and certain of the general partners in TBK, who are also general partners of TBC and Vanderbilt may also be deemed to be the indirect beneficial owners of certain other shares of Non-Voting Common Stock, as set forth in Item 5 hereof.) The aggregate cost of the TBK Shares, including brokerage commissions, was $797,498.

       It is expected that funds used by TBK to purchase additional shares of Non-Voting Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

       TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Non-Voting Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

       As of the date hereof, Vanderbilt beneficially owns directly 19,000 shares of Non-Voting Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. (Vanderbilt and certain of the general partners in Vanderbilt, who are also general partners in TBC and TBK may also be deemed to be the indirect beneficial owners of certain other shares of Non-Voting Common Stock, as set forth in Item 5 hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $327,182.

       It is expected that funds used by Vanderbilt to purchase additional shares of Non-Voting Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

       Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Non-Voting Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

       Each of TBC, TBK and Vanderbilt has acquired the shares of Non-Voting Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Non-Voting Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC, TBK and Vanderbilt intend to acquire additional shares of Non-Voting Common Stock in the open market, depending upon the price of the Non-Voting Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 637,055 shares of Non-Voting Common Stock, which constitutes approximately 8.56% of the 7,444,396 shares of Non-Voting Common Stock which TBC believes to be the total number of shares of Non-Voting Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

       Also included in the TBC Shares are 200 shares of Non-Voting Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBC, TBK and Vanderbilt.

       Also included in the TBC Shares are 8,800 shares of Non-Voting Common Stock held in certain TBC Accounts, of which John D. Spears, a general partner in TBC, TBK and Vanderbilt, may be deemed to beneficially own directly. Of these 8,800 shares of Non-Voting Common Stock, 7,950 shares are held in a TBC Account for John D. Spears and 850 shares are held jointly in a TBC Account for John D. Spears and his wife.

       As of the date hereof, TBK beneficially owns directly 52,460 shares of Non-Voting Common Stock, which constitutes approximately 0.70% of the 7,444,396 shares of Non-Voting Common Stock which TBK believes to be the total number of shares of Non-Voting Common Stock outstanding.

       As of the date hereof, Vanderbilt beneficially owns directly 19,000 shares of Non-Voting Common Stock, which constitutes approximately 0.26% of the 7,444,396 shares of Non-Voting Common Stock which Vanderbilt believes to be the total number of shares of Non-Voting Common Stock outstanding.

       Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Non-Voting Common Stock held in the TBC Accounts. The aggregate number of shares of Non-Voting Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 708,515 shares, which constitutes approximately 9.52% of the 7,444,396 shares of Non-Voting Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 708,515 shares, which constitutes approximately 9.52% of the 7,444,396 shares of Non-Voting Common Stock outstanding. The aggregate number of shares and percentage of Non-Voting Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 52,460 shares of Non-Voting Common Stock which constitutes approximately 0.70% of the 7,444,396 shares of Non-Voting Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Non-Voting Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

       Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Non-Voting Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in
Item 2 hereof, beneficially owns any shares of Non-Voting Common Stock.

       (b) TBC has investment discretion with respect to 637,055 shares of Non-Voting Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Non-Voting Common Stock, TBC has sole power to vote or to direct the voting of 558,063 shares of Non-Voting Common Stock held in certain TBC Accounts.

       Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Non-Voting Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 558,063 shares of Non-Voting Common Stock held in certain TBC Accounts.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

       Christopher H. Browne may be deemed to have (i) sole power to dispose of or to direct the disposition of and (ii) sole power to vote or direct the vote of 200 shares of Non-Voting Common Stock held in a TBC Account for a charitable foundation, of which he is a trustee.

       John D. Spears may be deemed to have (i) sole or shared power to dispose of or to direct the disposition of and (ii) sole or shared power to vote or direct the vote of 8,800 shares of Non-Voting Common Stock held in certain TBC Accounts as set forth in Item 5(a) herein.

       (c) During the sixty day period ended as of the date hereof, TBC has sold shares of the Non-Voting Common Stock in open market transactions as follows:

         Reporting Person         Date              No. of Shares Sold        Price Per Share
         TBC Accounts             11/21/95           7,600                    $26.52
                                  11/30/95          21,000                    $26 13/16

       To the best knowledge of each of the filing persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Non-Voting Common Stock during the sixty day period ended as of the date hereof.

       (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Non-Voting Common Stock held in said person's TBC Account.

       To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

       To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

       (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in
Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

       Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE

       Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY L.P.



                                        By
                                          --------------------------------------
                                          Christopher H. Browne
                                          General Partner



                                        TBK PARTNERS, L.P.



                                        By
                                          --------------------------------------
                                          Christopher H. Browne
                                          General Partner



                                        VANDERBILT PARTNERS, L.P.



                                        By
                                          --------------------------------------
                                          Christopher H. Browne
                                          General Partner



Dated:   December 5, 1995

                                  EXHIBIT 99.1

       AGREEMENT dated as of December 5, 1995 among Tweedy, Browne Company L.P., a Delaware limited partnership ("TBC"), TBK Partners, L.P., a Delaware limited partnership ("TBK"), and Vanderbilt Partners L.P., a Delaware limited partnership ("Vanderbilt").

                                   WITNESSETH:

       WHEREAS, TBC, TBK and Vanderbilt may be deemed to have acquired, in the aggregate, beneficial ownership of more than five percent of the Non-Voting Common Stock (the "Common Stock") of Independent Insurance Group, Inc. WHEREAS, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act"), a Statement on Schedule 13D must be filed by any person who acquires more than five percent of registered equity securities; and

       WHEREAS, in accordance with Rule 13d-1(f) of the Act, only one such Statement need be filed whenever two or more persons are required to file such a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement is filed on behalf of each of them.

       NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

       TBC, TBK and Vanderbilt do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on Schedule 13D relating to their ownership of the Non-Voting Common Stock, and do hereby further agree that said Statement shall be filed on behalf of each of TBC, TBK and Vanderbilt. Nothing herein, however, shall be, or shall be deemed to be, an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules and regulations promulgated thereunder) with respect to any securities of the Company.

       IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

TWEEDY, BROWNE COMPANY L.P.                    VANDERBILT PARTNERS, L.P.

By                                             By
  ------------------------------                 ------------------------------
  Christopher H. Browne                          Christopher H. Browne
  General Partner                                General Partner

TBK PARTNERS, L.P.

By
  ------------------------------
  Christopher H. Browne
  General Partner